Issuer Free Writing Prospectus
filed pursuant to Rule 433
supplementing the Preliminary
Prospectus Supplement dated
September 8, 2010
Registration No. 333-162822
Final Term Sheet
Vale Overseas Limited
US$750,000,000
6.875% Guaranteed Notes due 2039

Issuer:	Vale Overseas Limited

Guarantor:	Vale S.A.

Title of securities:	6.875% Guaranteed Notes due 2039 (the “2039 Securities”).

Principal Amount:	$750,000,000

Single Series:	The 2039 Securities are a further issuance of the Company’s 6.875% guaranteed notes due 2039 originally issued on November 10, 2009 (the “Original 2039
Securities”) and will be consolidated to form a single series with the $1,000,000,000 principal amount of the Original 2039 Securities then issued.

Aggregate Principal	The aggregate principal amount of the Original 2039 Securities and the 2039
Amount:	Securities now being issued will be $1,750,000,000.

Issue Price:	110.872% of principal amount, plus accrued interest from May 10, 2010 to (but excluding) the Closing Date.

Gross Proceeds:	US$831,540,000 (excluding accrued interest)

Annual Interest Rate:	6.875%

Maturity:	November 10, 2039

Interest Payment Dates:	Payable semi-annually on May 10 and November 10, commencing on November 10, 2010. Interest on the 2039 Securities will accrue from the last interest payment date of the Original 2039 Securities, such interest payment date being May 10, 2010, and purchasers of the 2039 Securities will be entitled to receive the full amount of the next semi-annual regular interest payment on November 10, 2010.

Yield to Maturity:	6.074%

Benchmark:	UST 4.375% due May 15, 2040

Benchmark Yield:	3.724%

Spread to Treasury:	UST+235 bps

Pricing Date:	September 8, 2010

Settlement Date:	September 15, 2010 (T+5)

Ratings*:	Baa2 / BBB+ / BBB+ / BBB (high) (Moody’s / Standard & Poor’s / Fitch / DBRS)

Minimum Denominations:	US$2,000/US$1,000

Make-Whole Call Spread:	UST + 40 bps

Joint Bookrunners:	Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC

Co-Managers:	Banco Bradesco S.A. – Grand Cayman Branch
BB Securities Ltd.

Format:	SEC-Registered

Underwriters’ Discount:	0.35%

CUSIP:	The 2039 Securities will have the same CUSIP as the Original 2039 Securities, which is 91911TAK9.

ISIN:	The 2039 Securities will have the same ISIN as the Original 2039 Securities, which is US91911TAK97.

COMMON CODE:	The 2039 Securities will have the same COMMON CODE as the Original 2039
Securities, which is 046552610.

Listing:	Issuer will apply to list the 2039 Securities on the New York Stock Exchange. The
Original 2039 Securities are listed on the New York Stock Exchange.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Credit Suisse Prospectus Department at +1-800-221-1037 or J.P. Morgan Securities LLC at +1-866-846-2874 (each toll-free in the United States) or, if calling from outside the U.S., by calling collect J.P. Morgan Securities LLC at +1-212-834-5402.